March 15, 2006


Mail Stop 4561

      VIA U.S. MAIL AND FAX (703) 287-5901

Harry Brill
Chief Financial Officer
Gladstone Commercial Corporation
1521 Westbranch Drive
Suite 200
Mclean, VA 22102

Re:	Gladstone Commercial Corporation
	Form 10-K for the year ended December 31, 2005
      Filed March 28, 2006
      File No. 0-50363

Dear Mr. Brill:

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-K

Financial Statements

Consolidated Statement of Operations, page 71

1. We note that you included net unrealized depreciation on translation of assets and liabilities as part of net income. Please tell us how you determined that translation of assets and liabilities is part of net income and not part of Other Comprehensive Income. Cite the specific accounting literature that you are relying upon in your response.




*    *    *    *



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
Gladstone Commercial Corporation
March 15, 2006


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